September 15, 2022

United States Securities and Exchange Commission

Division of Corporate Finance

100 F Street, N.E.

Washington, D.C. 20549

Attention:

Stephen Krikorian, Accounting Branch Chief

Morgan Youngwood, Senior Staff Accountant

Re: Arena Group Holdings, Inc.

Form 10-K for the fiscal year ended December 31, 2021

Filed April 1, 2022

File No. 001-12471

Ladies and Gentlemen:

The Arena Group Holdings, Inc. (“Arena,” the “Company,” “we,” “us” or “our”) submits this letter in response to comments from the Staff (the “Staff”) of the Securities and Exchange Commission (the “Commission”) dated August 19, 2022 (the “Comment Letter”) relating to the Company’s Form 10-K for the fiscal year ended December 31, 2021 (File No. 001-12471) filed with the Commission on April 1, 2022.

In this letter, we have referred to the Staff’s Comment No. 1 through 8 in the Comment Letter in italicized, bold type, and have followed it with Arena’s response to the Staff’s comments.

Form 10-K for the fiscal year ended December 31, 2021

Item 7. Management’s Discussion and Analysis of Financial Condition and Results of Operations Results of Operations, page 31

1.	We note from your December 2021 and June 2022 Investor Presentations on your website that you discuss certain key performance indicators including monthly average page views, revenue per page view (RPM), overall CPM, sports partner impressions and video views as well as certain subscriber information. Please tell us all of the key variables and other factors that management uses to manage business. As an example, explain whether management uses digital and print subscription renewal rates to manage the business. We refer you to Item 303(a) of Regulation S-K and SEC Interpretive Release No. 33-10751.

We refer the Commission to the Company’s Prospectus Summary included in our Form S-1 Registration Statement filed with the Commission on February 9, 2022 (Registration No. 333-262111) (“Form S-1”), specifically our discussion of Key Performance Indicators, as follows:

Our management reviews several key performance indicators (“KPIs”). They are mostly non-financial indicators which inform our management of business performance and aids in determining our operating strategy and actions. These KPIs include revenue per page view (“RPM”), cost per thousand (“CPM”), the number of unique users, the number of video views on our Platform, and the number of impressions on our Platform. RPM represents the advertising revenue earned per 1,000 pageviews; CPM represents the advertising revenue earned per 1,000 advertising impressions; unique users is based on the number of unique individuals who visit a site in a given period (usually on a monthly basis); impressions is a count of the number of advertisements viewed by users; and video views is a count of the number of videos viewed by users. Unique users, impressions and video views are measures that inform management about the activity on a particular website and potential inventory of digital display and video advertisements which are available for sale. RPM and CPM are indications of yield and pricing driven by both the advertising density and demand from advertisers. These KPIs are critical for management as they provide insights into our digital revenue generation and overall business performance. This information also provides feedback on the content on the website and its ability to attract and engage users, which allows us to make strategic business decisions as our engagement increases and drives advertising revenue across all our platforms.

With regards to Item 303(a) of Regulation S-K along with SEC Interpretive Release No. 33-10751, the Company recognizes the importance of providing material information relevant for an investor to make an assessment of the Company’s financial condition and operating performance, as well as its prospects for the future. Specifically, our disclosure in the Form S-1 above was aimed at identifying and addressing key variables that are necessary to understand our business.

While there are many metrics available to us, we consider only those described here to be material to our financial condition, results of operations or future prospects and which can also form the basis for trends informing certain predictions related to our financial condition.

In that respect, we have identified certain key metrics (“metrics,” “operating metrics,” or “KPIs”), which are relevant for our industry and specifically to our Company and to understanding the business of the Company. We note that these operating metrics focus primarily on digital advertising revenue, which in fiscal year 2021 represented $62.9 million or 33% of our total revenue of $189.1 million. Management is focused on the operating metrics for digital advertising revenue because such metrics are readily measurable in real time and can provide a great deal more insight into the performance of this form of revenue. In addition, digital advertising revenue has the most significant growth opportunities as it grew 81% in the fiscal year 2021 versus the fiscal year 2020.

Each operating metric is identified with a definition and how it is calculated:

1.	Revenue per page view (“RPM”) – represents the advertising revenue earned per 1,000 pageviews. It is calculated as our advertising revenue during a period divided by our total page views during that period and multiplied by $1,000

2.	Cost per thousand (“CPM”) – CPM is a trade term used in the advertising industry as the advertiser’s cost for reaching potential customers, stated as cost per thousand advertisements viewed (i.e., an ad impression). Because of its common usage, Arena uses the same CPM term, although for us it represents the advertising revenue earned per 1,000 advertising impressions, not the cost. It is calculated as an average of our advertising revenue during a period divided by the number of advertisements viewed during that period and multiplied by $1,000.

3.	Monthly average pageviews – represents the total number of pageviews in a given month or the averaged of each month’s pageviews in a fiscal quarter or year. This is calculated as the total number of page views recorded in a quarter or year divided by 3 or 12 months.

4.	Unique users – represents the number of unique individuals who visit a site in each period (usually on a monthly basis).

5.	Impressions – represents a count of the number of advertisements viewed by users.

6.	Video views – represents a count of the number of videos viewed by users.

RPM and CPM are indicators of yield and pricing driven by both advertising density and demand from the advertisers.

Monthly average pageviews, unique users, impressions and video views are metrics which inform management about the activity on a particular website and potential inventory of digital display and video advertisements which are available for sale. Inventory in the context of advertising for our purposes represents the number of spaces available for sale on a particular website, page or other digital platform. This informs management of traffic and volume. It is an important metric for management to understand to be able to competitively price our advertising inventory.

In general, these operating metrics are used to determine the trends in volume and pricing that drive our various sources of advertising revenue. There are many components and metrics available to us, but for traffic the Company chooses to rely mostly on monthly average pageviews. The unique users metric is helpful for volume, but it does not provide the added dimension of engagement. Impressions provides an indication of engagement but does not address the efficiency of page display. Video impressions are helpful but as video advertising is an immaterial component of our revenue, we tend to rely less on this metric. Monthly average pageviews are measured across all digital advertising and give insight into volume, engagement and effective page management and is therefore our primary measure of traffic. We also prefer to use monthly average pageviews most frequently because we can utilize a third-party public source, Google Analytics, to confirm traffic data. For pricing indicators, we focus on RPM as it is the pricing metric most closely aligned with monthly average pageviews.

As described above, these operating metrics are critical for management as they provide insights into our digital revenue generation and overall business performance. This information also provides feedback on the content on the website and its ability to attract and engage users, which allows us to make strategic business decisions designed to drive more users to read or view more content and generate higher advertising revenue across all our platforms. All these operating metrics are generated by our internal systems, which measure and record all activity on our platform. These figures are confirmed and reconciled monthly with activity tracked on Google Analytics.

Regarding subscription renewals, the Company tends to focus on total subscription revenue rather than the actual number of subscribers and renewal rates. We offer numerous digital subscription products at varying price points and subscribers will often change to a different product rather than renew an existing product. As an example, decreases in subscriber count could lead to increased revenue if the new subscriptions are at a higher price point and higher renewal rates could be driven by a shift to lower priced products and lead to decreased revenue.

2.	We note that the quantity of your digital advertisements, the impression bid prices, and revenue are reported on a real-time basis. Please tell us your consideration of disclosing the number of clicks or impressions and the cost-per click or cost-per-impression for each period presented. Price and volume disclosures such as the number of clicks or impressions and revenue per-click or per impression including an analysis of any trends or uncertainties appears to be important information necessary to understanding your results of operations. We refer you to Item 303(a) of Regulation S-K and Section III.B of SEC Release 33-8350.

The response to the Commission’s comment #2 should be read in reply with the Company’s response to comment #1, above, including the reference to the Company’s Form S-1 and our discussion of Key Performance Indicators.

With regards to Item 303(a) of Regulation S-K along with Section III.B of SEC Release 33-8350, as well as the information provided in response to the Commission’s first comment above, our intent is to provide material information that in conjunction with the results of operations, aids shareholders in the understanding of our company and de-emphasizes immaterial information.

Where possible, we prefer to use metrics where a third-party verification source is readily available, which is generally only available for volume-related metrics. As indicated above, the Company previously disclosed total unique users or visitors as its key indicator of volume trends and relied on Comscore as a third-party verification source. However, in the first quarter of 2022, Comscore changed its methodology of measurement without restating the prior periods making it challenging to compare period-over-period statistical information. We, therefore, changed to Google Analytics as a source of third-party verification and now utilize monthly average pageviews as our key indicator of volume trends. When we changed to using monthly average page views we focused primarily on RPM as our key pricing metric as it is most closely aligned to the page view volume.

The Company does not utilize cost-per-click as an operating metric to manage our businesses as our advertising contracts are based on impressions, not clicks. While we previously utilized cost per impression (CPM), when we made the change to monthly average pageviews, as indicated above, we shifted focus primarily to RPM as it is most consistent with monthly average pageviews.

The Company does experience seasonality during the year, as a result of advertising seasonality and sports seasons and major sporting events (i.e., Superbowl). Advertising typically peaks in the fourth quarter of our fiscal year as advertisers concentrate their budgets during the holiday season. This trend is magnified as it also includes the professional sports and college football seasons, which account for a significant portion of our advertising revenue during that period of the year. Other sporting events such as the Winter and Summer Olympics, soccer’s World Cup, and major golf, tennis and cycling events create increased traffic surrounding the respective events.

Given that the Company does not utilize cost-per-clicks, or consider impressions to be a material operating metric, we do not disclose information associated with these metrics. This is consistent with the guidance set forth in Section III.B of SEC Release 33-8350, which in conjunction with Item 303(a) of Regulation S-K focuses on information that is material to the operations of a company and helps to promote the understanding of the business while de-emphasizing immaterial information that does not promote understanding.

Use of Non-GAAP Financial Measures, page 35

3.	We note your adjustment representing professional and vendor fees recorded in connection with services provided by consultants, accountants, lawyers, and other vendors related to (i) the preparation of periodic reports in order for you to become current in your reporting obligations (“Delinquent Reporting Obligations Services”), (ii) up-list to a national securities exchange, (iii) contemplated and completed acquisitions, (iv) public and private offerings of your securities and other financings, and (v) stockholder disputes and the implementation of your Rights Agreement. Please explain whether these professional and vendor fees represent normal, recurring, cash operating expenses necessary to operate your business. We refer you to Rule 100(b) of Regulation G and Question 100.01 of the C&DI on Non-GAAP Financial Measures.

As the Staff notes, we prepared and disclosed Non-GAAP financial measures which resulted in us adjusting for certain costs incurred during fiscal year 2021.

(i and ii): The Delinquent Reporting Obligations Services (i) and up-list to a national securities exchange (ii) were costs incurred to bring the Company current with its financial reporting and prepare the Company to up-list on the NYSE American, respectively. These costs represented consultants, accountants, lawyers, and other vendor fees from third parties engaged to help us complete three fiscal years of delinquent financials (i.e., delinquent filings from fiscal years 2018 through 2020). The up-list costs also included fees paid to a listing consultant.

These costs were incurred for each of the respective periods presented in the December 31, 2021 Form 10-K and were incurred simultaneously for the audits as of and for the fiscal years 2018, 2019 and 2020 due to the delinquent filing status of the Company at the time. Management does not expect to incur such non-recurring, infrequent and unusual expenses in the future.

Management does not believe the presentation of Adjusted EBITDA, which adjusted for the nonrecurring, infrequent, and unusual expenses, is misleading. In adjusting for these costs, the performance measure (i.e., Adjusted EBITDA) was not adjusted for normal, recurring, cash operating expenses necessary to operate our business. Our attempt was to present the impact to Adjusted EBITDA on a comparative basis since all these costs were incurred simultaneously.

(iii and iv): Contemplated and completed acquisitions (iii) and public and private offerings of your securities and other financings (iv) were incurred primarily related to a potentially significant and transformational acquisition where the Company completed in-depth due-diligence and the preparation and negotiation of an agreement that was ultimately not consummated. Such costs included legal and accounting fees and a commitment fee associated with the financing of that transaction.

(v) Stockholder disputes and the implementation of your Rights Agreement included primarily legal fees for the Company’s counsel and separate counsel to the directors related to a shareholder action to replace board members and the subsequent implementation of a shareholder rights agreement. As the adjusted amounts were significant and unusual in nature and we do not anticipate such recurring costs in the future, we felt that excluding these costs would more accurately represent the Company’s ongoing earnings.

While certain of the items identified in our filings as non-recurring are infrequent and unusual and are not expected to recur within the next two years in accordance with Rule 100(b) of Regulation G, such as the uplisting-related expenses or delinquent reporting expenses, the remaining items may recur in varying magnitude, which could then affect the comparability of the operational results of our underlying core on-going operations and which we are permitted to add back as non-recurring expenses in computing Adjusted EBITDA.

We believe that these costs are appropriate adjustments to EBITDA because they were incurred and associated with discrete and different events not relating to our core on-going operations, including our uplisting to a national exchange, which was consummated just after the end of fiscal 2021.

The Company believes it has satisfied the requirements as set forth in Rule 100(b) of Regulation G. In addition, with regards to Question 100.01 of the C&DI, we believe that the information we have excluded for purposes of our Non-GAAP financial measure disclosures do not include normal, recurring cash operating expenses necessary to operate our business and that the information presented is fair and represents a reasonable and accurate representation of our ongoing earnings.

Item 15. Exhibits, Financial Statement Schedules, page 43

4.	We note that in 2019, you entered into a licensing agreement, as amended by Amendment No. 1 dated September 1, 2019, Amendment No. 2 dated April 1, 2020, Amendment No. 3 dated July 28, 2020, Amendment No. 4 dated June 4, 2021, and side letter dated June 4, 2021 (collectively, the “Sports Illustrated Licensing Agreement”) with ABG-SI LLC (“ABG”). Please clarify whether the collective Sports Illustrated Licensing Agreement is filed as an exhibit and if not, please explain why it is not filed as an exhibit.

The Sports Illustrated Licensing Agreement with ABG was not exhibited originally due to confidentiality concerns on behalf of ABG and the Company, as well as the Company’s specific concern that disclosing the terms would provide competitors with sensitive information about the Company’s financial and business operations. The Company is preparing a confidential treatment request in consultation with ABG that will be submitted shortly after the date of this letter.

Consolidated Financial Statements

Notes to the Consolidated Financial Statements Note 2. Summary of Significant Accounting Policies Revenue Recognition, page F-13

5.	You disclose that you account for revenue on a gross basis, as compared to a net basis, in the statement of operations and cost of revenues is presented as a separate line item in the statement of operations. Please explain how you determined that you have the credit risk in the revenue-generating transactions and are also the primary obligor responsible for providing the services to the customer. Explain why you control each specified good or service before that good or service is transferred to the customer. In this respect, please provide us with your analysis of the principal versus agent considerations for your digital advertising and subscription revenues attributable to the media business for Sports Illustrated and properties you operate on behalf of independent Publisher Partners. We refer you to ASC 606-10-55-36 through 55-40.

In response to the Staff’s comments, we are including below our determination on how we:

1)	have the credit risk in the revenue generating transactions (Comment 5-1);
2)	are the primary obligor responsible for providing the services to the customer (Comment 5-2);
3)	control each specified good or service before that good or service is transferred to the customer (Comment 5-3); and
4)	are the principal for revenues generated from (Comment 5-4):

a)	digital advertising;
b)	subscription revenues attributable to the media business for Sports Illustrated; and
c)	properties we operate on behalf of independent Publisher Partners, all of which are provided as follows below.

Comment (5-1) – How we have the credit risk in the revenue generating transactions:

Our analysis on how we have the credit risk in the revenue generating transaction was to determine if we had a contract with our customer. In this determination we considered ASC 606-10-25-1(a) through (e) where we determined that a contract with a customer was within the scope of ASC 606 because:

a.	the parties to the contract have approved the contract (i.e., we have an agreement);
b.	we can identify each party’s rights regarding the goods or services to be transferred (i.e., the delivery of an ad or magazine);
c.	we can identify the payment terms for the goods or services to be transferred (i.e., payment terms are in the agreement);
d.	the contract has commercial substance (that is, the risk, timing, or amount of the entity’s future cash flows is expected to change as a result of the contract) (i.e., we expect to receive consideration upon performance of the contract); and
e.	we determined that it is probable that we will collect substantially all of the consideration to which we will be entitled in exchange for the goods or services that are transferred to our customers (i.e., we generally review the credit risk of our digital advertising customers or receive advance payments in the case of subscription revenue).

In our evaluation of ASC 606-10-25(e) on whether collectibility of an amount of consideration is probable, we considered only the customer’s ability and intention to pay the amount of consideration when it is due.

Conclusion (5-1) – Based on ASC 606-10-25-1(e), we determined that we have the credit risk in the revenue generating transactions because we are responsible for collecting contract consideration from customers. If the advertiser customer does not pay us, the contract between us and the Publisher Partner does not permit us to reduce the payment to the Publisher Partner.

Comment (5-2) – How we are the primary obligor responsible for providing the services to the customer:

In our analysis of how we are the principal for revenues generated in Comment (5-4) below, we considered ASC 606-10-55-39(a), where we determined that we are primarily responsible for fulfilling the promise to deliver the ad (either on our owned and operated websites or hosted Publisher Partner websites) or deliver the magazine to our customers (i.e., the primary obligor).

In our determination of the primary obligor responsible for providing the services to the customer, we considered the guidance under ASC 606-10-25-25, where we determined that the goods and services are assets, when they are received and used (as in the case of many services) and control of an asset refers to the ability to direct the use of, and obtain substantially all of the remaining benefits from, the asset. Further, control includes the ability to prevent other entities from directing the use of, and obtaining the benefits from, an asset. The benefits of an asset are the potential cash flows (inflows or savings in outflows) that can be obtained directly or indirectly in many ways, such as by using the asset to produce goods or provide services and selling the asset.

Conclusion (5-2) – We determined that we are the primary obligor responsible to providing the services to the customer in accordance with ASC 606-10-55-39(a) because we are required to deliver to the customer the ad on our owned and operated websites, or hosted Publisher Partner websites or magazine to the customer.

Comment (5-3) – How we control each specified good or service before that good or service is transferred to the customer:

Conclusion (5-3) – Our analysis on how we control each specified good or service before that good or service is transferred to the customer is included in our analysis on how we are the principal for revenues generated in Comment (5-4) below.

Comment (5-4) – How we are the principal for revenues generated from: (a) digital advertising; (b) subscription revenues attributable to the media business for Sports Illustrated; and (c) properties we operate on behalf of independent Publisher Partners:

Our analysis on how we are principal for revenues generated considered the guidance in ASC 606 under the heading Principal versus Agent Considerations (refer to ASC 606-10-55-36 through 55-40).

In accordance with ASC 606-10-55-36 through 55-40, we determined that we are a principal in our revenue generating activities and as such recognize revenue on a gross basis. In this regard, we considered the nature of our revenue generating activities and contracts with our customers as follows:

Digital advertising – Our digital advertising revenue that is generated through various display and video ads are provided through our proprietary online publishing platform (the “Platform”). The Platform provides our owned and operated media businesses (referred to as “owned and operated”) and third parties producing and publishing content on domains (i.e., websites) that we host (referred to as “Publisher Partners”), the ability to produce and manage editorially focused content through tools and services provided by us. Digital advertising is displayed on a website that is typically placed through an ad agency or an automated advertising platform via an insertion order or other form of agreement, which in both instances is the contract (the contract details the specifics of the agreement that includes ad placement, ad sizing, campaign duration, impressions sought and negotiated rates)

Subscription revenues attributable to the media business for Sports Illustrated – Our subscription revenues attributable to the Sports Illustrated media business are generated primarily from the selling of print magazines on a subscription basis (the “subscription revenue”) and therefore digital subscription revenue for our Sports Illustrated media business is much less significant.

Properties we operate on behalf of independent Publisher Partners – Our properties we operate on behalf of independent Publisher Partners involve a Publisher Partner joining the Platform with the objective of augmenting our position in key verticals and optimizing the performance of the Publisher Partner (the “publisher partner revenue”). For these properties (i.e., the websites) the Publisher Partner incurs the costs in content creation and receives a share of the revenue associated with their content on the Platform.

In accordance with ASC 606-10-55-36, that states, if another party is involved in providing goods or services to a customer the entity should determine whether the nature of its promise is a performance obligation to provide the specified goods or services itself (that is, the entity is a principal) or to arrange for those goods or services to be provided by the other party (that is, the entity is an agent), we determined that no other party is involved in providing goods or services since we own and operate our websites and host (i.e., operate) the Publisher Partner websites where we publish display or video ads. As outlined above, our revenue generating activities from digital advertising, subscriptions, and Publisher Partners are generally from one specified good or service promised to a customer in that we either: (1) fill advertising inventory on our owned and operated websites that generate our digital advertising revenue; (2) deliver print magazines that generate our subscription revenue; or (3) fill advertising inventory on the properties (i.e., websites) we operate for our Publisher Partner that generate publisher partner revenue.

In order to determine the nature of the promise of our goods or services, we considered ASC 606-10-55-36A that states, the entity should: (a) identify the specified goods or services to be provided to the customer; and (b) assess whether it controls each specified good or service before that good or service is transferred to the customer.

In this regard, we already identified the specific goods or services in our analysis of the revenue generating activities, that is digital advertising revenue, subscription revenue, and publisher partner revenue which is Step 1 in our evaluation of the principal versus agent considerations under ASC 606; therefore, we will focus on the assessment under ASC 606-10-55-36A(b), which is Step 2 on whether we control each specified good or service before that good or service is transferred to the customer.

In Step 2, to assess the control element as outlined above for our digital advertising revenue, we determined that we control the properties (i.e., the websites) that we own and/or operate where the ad is placed (i.e., the ad inventory). In this manner, we control the specified service (i.e., the ad space) before it is transferred to (i.e., fulfilled for) the customer resulting in the revenue generating activity from the customer.

For our subscription revenue, we determined that we have control over the magazine that will be delivered to the customer, therefore, we have control of the specified good before it is transferred to the customer resulting in the revenue generating activity from the customer.

For our publisher partner revenue, and as stated above for our digital advertising revenue, we partner with the various properties (either that we own and/or operate the websites) where the ad is placed (i.e., the ad inventory). Subject to the terms and conditions of each agreement with a Publisher Partner in exchange for the use of our Platform, our Publisher Partners grant us, for so long as our Publisher Partner’s assets are hosted on our Platform, exclusive control of ads.txt (i.e., the ad space) with respect to our Publisher Partner’s domains (i.e., websites). In this manner, we control the specified service (i.e., the ad space) before it is transferred to (i.e., fulfilled for) the customer resulting in the revenue generating activity from the customer. Through the Publisher Partner agreement, where it states that: (1) we will, at our cost host, maintain, operate and administer the Platform; (2) the Platform allows content owners and managers to monetize online editorially-focused content through various display and custom content advertising solutions and services (the “Services”); and (3) that the Publisher Partner desires use of the Services to produce, manage, host and monetize the domains and content (the “assets”), we determined that through the Publisher Partner giving us monetization of the assets we have access to the ad inventory and control the Publisher Partner’s ad space on their domains through the Services. In this regard, we determined that we have control of the ad inventory before it is sold to our customer resulting in the revenue generating activity.

In accordance with ASC 606-10-55-37, that states, an entity is a principal if it controls the specified good or service before that good or service is transferred to a customer, we determined, as outlined above, that we control the ad inventory or magazine before it is transferred to the customer (in response to Comment (5-3) above, we determined we control each specified good or service before that good or service is transferred to the customer). The ASC further states that an entity that is a principal may satisfy its performance obligation to provide the specified good or service itself, which for us, is the case for our revenue generating activities as outlined herein. As a result, under ASC 606-10-55-37B, when we satisfy the performance obligation since we are the principal in the transaction, we recognize revenue in the gross amount of consideration to which we expect to be entitled in exchange for the specified good or service transferred.

In order to determine our control in the specified good or service before it is transferred to the customer, we considered ASC 606-10-55-39 that states indicators of control include, but are not limited to: (a) the entity is primarily responsible for fulfilling the promise to provide the specified good or service; (b) the entity has inventory risk before the specified good or service has been transferred to a customer or after transfer of control to the customer (for example, if the customer has a right of return); and (c) the entity has discretion in establishing the price for the specified good or service.

In our analysis of ASC 606-10-55-39, we determined that we are primarily responsible for: (a) fulfilling the promise to deliver the ad (either on our owned and operated websites or Publisher Partner websites) or deliver the magazine to our customers; (b) the inventory risk since if we do not place the ad or deliver a magazine we have not engaged in a revenue generating activity; and (c) establishing the price for the specified goods or services where we: (1) set the price for the digital advertising that we control and (2) set the price of our magazine subscriptions.

Conclusion (5-4) –We conclude that we are the principal for our digital advertising revenue, subscription revenues attributable to the media business for Sports Illustrated and properties we operate on behalf of independent Publisher Partners because we control the ad inventory and the ability to monetize the ad inventory or magazine before transfer to the customer.

6.	We note that you have developed proprietary advertising technology, techniques and relationships that allows Expert Contributors to monetize online, editorially focused content through various display and video advertisements and tools and services for driving a subscription or membership based business and other monetization services. Please help us better understand your revenue share arrangements with Expert Contributors contributing content to your operated sites. Explain whether your Independent Publisher Partners, Expert Contributors and you split the revenue generated from the Platform Services.

As described in Part I, Item 1. Business of the Company’s December 31, 2022 Form 10-K filed with the Commission on April 1, 2022:

We developed the Platform, a proprietary online publishing platform that provides our owned and operated media businesses, Publisher Partners, who are third parties producing and publishing content on their own domains, and individual creators contributing content to our owned and operated sites (“Expert Contributors”), the ability to produce and manage editorially focused content through tools and services provided by us. We have also developed proprietary advertising technology, techniques and relationships that allow us, our Publisher Partners and Expert Contributors to monetize online, editorially focused content through various display and video advertisements and tools and services for driving a subscription or membership based business and other monetization services (the “Monetization Solutions” and, together with the Platform, the “Platform Services”). Our Platform offers audiences bespoke content with optimized design and page construction.

As described in our disclosure above, the Company enters into contractual agreements with independent Publishing Partners (the “Partners”) and Expert Contributors to monetize online, editorially focused content through various display and video advertisements and tools and services for driving a subscription or membership based business and other monetization services (the “Monetization Solutions”). The revenue which Arena earns from the Monetization Solutions (i.e., advertising revenue) is shared between Arena and each respective Partner and Expert Contributor based on negotiated rates which are agreed to and a contract is executed between both parties.

Expert Contributors are individual content providers who generate content on the Company’s owned and operated sites. Like Partners, Expert Contributors receive a share of the advertising revenue that is generated from the site on which their content is displayed and more specifically, the pages that contain the content that they contributed. Arena places, sells and collects on the advertising associated with that site. They also enter into a contractual agreement with the Company specifying the revenue share, among other terms.

7.	Please clarify your disclosures that indicate pursuant to the Partner Agreements, you and your Publisher Partners split revenue generated from the Platform Services used in connection with the Publisher Partner’s content based on certain metrics such as whether the revenue was from direct sales, was generated by your Publisher Partner or you, was generated in connection with a subscription or a membership, was based on standalone or bundled subscriptions or whether the revenue was derived from affiliate links. In this respect, explain in greater detail how you and your Independent Publisher Partners split revenue for each of the aforementioned metrics.

Each Partner’s share of revenue varies based on the source of revenue derived from our Monetization Solutions. Sources of revenue differ for each Partner based on the contractual agreement that Arena enters with each Partner and the extent to which they utilize our Platform Services. Sources of revenue typically include video advertising, digital advertising and syndication revenue.

For each source of revenue specified in the contract, there is a negotiated and agreed upon share of revenue between Arena and the Partner which varies based upon the value that is provided by Arena.

As an example, the share that the Company retains on digital advertising sold by Arena’s sales force results in higher revenue to the Company as compared to other types of revenue that we generate. This reflects the additional resources needed in the Company’s sales and marketing organization to generate those corresponding revenues.

Each contract is unique to each Partner and may include more or less revenue share components. The significant portion of the revenue is generated by advertising and is sold by the Company.

The Company maintains control of the advertising placement, sale and collection process and assumes the full credit risk related to every advertiser.~~\~~

Segments, page F-13

8.	Please clarify whether the owned and operated properties as well as properties you run on behalf of Independent Publisher Partners represent one reportable segment. That is, explain whether you are aggregating operating segments since they have similar economic characteristic. If so, please provide your analysis of how you considered the aggregation criteria outlined in ASC 280-10-50-11. Further, clarify your disclosures that indicate the chief operating decision maker (“CODM”) of the Company reviews specific financial and operational specific data and other key metrics to make resource allocation decisions and assesses performance by review of profit and loss information on a consolidated basis. That is, confirm that the CODM does not also review similar data based on a disaggregated basis (e.g., owned and operated properties versus Independent Publisher Partners or Digital versus Print businesses). Please advise. In addition, the factors used to aggregate operating segments into one reportable segment should be disclosed, if applicable. We refer you to ASC 280-10-50-21(a).

In response to the Staff’s comments, we are including below our determination:

1)	of whether Arena aggregates operating segments since they have similar economic characteristics (Comment 8-1);
2)	to confirm that the CODM does not review similar data based on a disaggregated basis (Comment 8-2); and
3)	of the factors used to aggregate operating segments into one reportable segment, if applicable (Comment 8-3), all of which are provided as follows below.

Comment (8-1 & 8-2):

●	Explain whether the Company is aggregating operating segments since the have similar economic characteristics; and
●	Confirm that the CODM does not review similar data based on a disaggregated basis.

In response to these comments, the Company considered the aggregation criteria as outlined in ASC 280-10-50-11:

Operating segments often exhibit similar long-term financial performance if they have similar economic characteristics. For example, similar long-term average gross margins for two operating segments would be expected if their economic characteristics were similar. Two or more operating segments may be aggregated into a single operating segment if aggregation is consistent with the objective and basic principles of this Subtopic, if the segments have similar economic characteristics, and if the segments are similar in all of the following areas:

a.	The nature of the products and services
	○	Delivery of advertising and subscription offerings.
b.	The nature of the production processes.
	○	Design of applications to facilitate our product offerings utilizing the same technology.
c.	The type or class of customer for their products and services
	○	Direct customers and users active in the media space.
d.	The methods used to distribute their products or provide their services
	○	Product offerings provided to customers via online and print with no significant difference between distribution methods, except for in the case of print publication which is on the decline.
e.	If applicable, the nature of the regulatory environment, for example, banking, insurance, or public utilities.
	○	Our entire business operates with a similar regulatory environment.

In our evaluation of ASC 280-10-50-11 on whether we are aggregating operating segments into one reportable segment, we considered the nature and interdependencies of our businesses.

Conclusion (8-1 & 8-2) – The Company manages its owned and operated properties as well as the independent Publisher Partners as one business and further as a single reportable segment as defined under ASC 280. That is, the Company is not aggregating operating segments into one reportable segment.

Such determination of one reportable and operating segment was based on the interdependency of the Company’s product offerings and how the CODM manages the business, including making operating decisions, deciding how to allocate resources and evaluating performance. The CODM is the CEO, who, along with the CFO, review the operating results on a consolidated basis and not on a disaggregated basis for our businesses. That is, the CODM does not monitor cost of revenue, gross profit, and operating expenses between owned and operated versus independent Publisher Partners or digital versus print businesses. The monitoring of revenues only by type would not be sufficient to ensure the proper allocation of resources to measure operating performance by segment.

Further, the Company disclosed digital versus print revenue in our December 31, 2021 Form 10-K in order for us to present the long-term growth of digital revenue and the unfavorable trend of print revenue. This breakout reflects the long-term growth of digital revenue which has been on a general upward trend whereas print revenue is generally flat-to-decreasing over time. While the nature of each of these sources of revenue is quite different both in gross profit margins, future potential growth and audience reach, among other factors, the Company’s CODM does not view each one as a separate business, nor are decisions made to influence one particular revenue stream more so than the other. Where print operations exist, content is published across both print and digital platforms and subscriptions are also sometimes bundled with print and digital together. Further, the Company’s advertising products are offered similarly and through one consolidated effort and suite of products to both digital and print advertising customers. No distinction is made between the various sources of revenue in terms of how resources or focus is allocated.

In addition, and along the same lines, the CODM does not review the financial metrics or performance of the Company on a disaggregated basis between independent Publishing Partner and Owned and Operated.

Comment (8-3) – Disclose the factors used to aggregate operating segments into one reportable segment, if applicable.

Conclusion (8-3) – As described above, our business operates in one operating segment which is our only reportable segment, therefore, the disclosure requirement outlined in ASC 280-10-50-21(a) is not applicable to the Company.

Subscription Acquisition Costs, page F-20

9.	We note that you have determined that sales commissions paid on all third-party agent sales of subscriptions are direct and incremental and, therefore, meet the capitalization criteria. Clarify whether a contract exists with the subscriber at the time the commission is earned. We refer you to ASC 606-10-25-1. That is, confirm that the contract creates enforceable rights and obligations at that time. Also, clarify whether the subscription agreements have substantive termination penalties. Further, tell us whether you pay additional commissions upon contract renewals and whether those renewal commissions are commensurate with the initial commission paid. We refer you to ASC 340-40. In addition, please clarify the nature of direct mail cost and explain why such cost is considered a cost to obtain a contract.

In response to the Staff’s comments, we are including below our determination on:

1)	whether a contract exists with the subscriber at the time the commission is earned in accordance with ASC 606-10-25-1 (Comment 9-1);
2)	whether the subscription agreements have substantive termination penalties (Comment 9-2);
3)	whether we pay additional commissions upon contract renewals and whether those renewal commissions are commensurate with the initial commission paid (Comment 9-3); and
4)	the nature of direct mail cost and why such cost is considered a cost to obtain a contract, all of which are provided below (Comment 9-4).

Comment (9-1) – Whether a contract exists with the subscriber at the time the commission is earned:

In our analysis of the Staff’s Comment #5, we made the determination if we had a contract with our customer. In this determination we considered ASC 606-10-25-1(a) through (e) where we determined that a contract with a customer was within the scope of ASC 606 (refer to Comment (5-1) under Staff’s Comment #5 for additional information about the existence of a contract). The following details our determination on why a contract exists with respect to our subscription revenue:

●	We first reviewed the definition from ASC 606-10-20 for customer that states a customer is “a party that has contracted with an entity to obtain goods or services that are an output of the entity’s ordinary activities in exchange for consideration.” In review of the customer, we determined that the customer is the subscriber to the magazine where we have an obligation to deliver magazines in accordance with the subscription agreement that was entered into directly by us or entered into by an agency that we engaged under an agency agreement where they earn a commission upon the sale of subscription to our subscriber.

●	Given that we, in some instances, contract with agencies to sell our magazine subscriptions, we identified the customer as the subscriber since the agency sells the subscription on our behalf under predetermined rates or campaigns that we authorize. We note that ASC 606-10-20 defines a contract as “an agreement between two or more parties that creates enforceable rights and obligations.” Here there are two or more parties that create enforceable rights and obligations under the subscription agreement with the subscriber to deliver magazines at various intervals over the term of the subscription agreement.

Based on ASC 606-10-25-1, we have met all of the criteria to account for a contract with a customer under this subtopic because of the following:

a.	The parties to the contract (us and the subscriber) have approved the contract and are committed to perform their respective obligations; for the subscriber we received payment for the subscription and for us we promise to deliver the magazines in accordance with the terms of the subscription agreement.

b.	We can identify each party’s rights regarding the goods or services to be transferred (i.e., we our obligated to deliver the magazines).

c.	We can identify the payment terms for the goods or services to be transferred (i.e., we are paid upfront for the subscription and give the subscriber to right to cancel and will refund them for any unserved magazines).

d.	The subscription agreement has commercial substance (that is, the risk, timing, or amount of our future cash flows is expected to change as a result of the subscription agreement) because we recognize revenue upon delivery of a magazine.

e.	It is probable that we will collect the consideration to which we are entitled in exchange for the goods or services that will be transferred to the customer (i.e., we are paid upfront by the subscriber).

Conclusion (9-1) – We determined that a contract exists with the subscriber at the time the commission is earned since the subscription agreement with the subscriber is entered into at the time the same that the commission is paid.

Comment (9-2) – Whether the subscription agreements have substantive termination penalties:

In review of the termination penalties, we determined that the subscription agreement permits the subscriber to cancel at any time and we are required to refund such subscriber the portion of the subscription consideration paid for any unserved subscriptions. We do not have a right to cancel the contract. In this regard we reviewed ASC 606-10-25-4, which states that “a contract does not exist if each party to the contract has the unilateral enforceable right to terminate a wholly unperformed contract without compensating the other party (or parties)” where a contract is wholly unperformed if both of the following criteria are met: (a) the entity has not yet transferred any promised goods or services to the customer (we have not met this criteria because upon execution of contract we will deliver a magazine at the next scheduled interval for such subscription); and (b) the entity has not yet received, and is not yet entitled to receive, any consideration in exchange for promised goods or services (we have met this criteria because upon execution for a significant portion of the subscription agreements we received consideration in advance and when we do not receive consideration in advance we do not recognize that a contract exist).

Given the subscriber can cancel at any time without penalty, we determined that there are not substantive termination penalties, however, the provisions under ASC 606-10-25-3, where the duration of the contract (that is, the contractual period) in which the parties to the contract have present enforceable rights and obligations do not apply since we have made the determination that a contract exist as outlined above. We note that our performance obligation will be satisfied at the time we deliver the magazine and once a magazine is delivered, the subscriber is no longer due a refund in the event they decide to cancel the subscription agreement for that portion of the consideration we received.

Conclusion (9-2) – We determined that there are not substantive termination penalties, however, the lack of such substantive termination penalties does exclude us from the determination that a contract exist when the subscriber enters into the subscription agreement. We have further concluded that the contract term will be for the period of the subscription agreement. We note in this regard, that under the subscription agreements we are responsible to refund the customer upon cancellation of the subscription for any unserved subscriptions.

Comment (9-3) – Whether we pay additional commissions upon contract renewals and are those renewal commissions commensurate with the initial commission paid:

A subscriber can renew a subscription agreement (or contract), however, such renewal is treated as a new contract under the terms and conditions as the time of renewal. In this regard, the commissions paid are not commensurate with the initial commissions paid. As a result, we determined that each subscription agreement is treated as a contract with a customer where the incremental costs to obtain the contract, in accordance with ASC 340-40-25-2, are costs that we incurred to obtain a contract with a customer that we would not have incurred if the contract had not been obtained. The costs incurred to obtain the contract are capitalized in accordance with ASC 340-40-25-1 since they were an unavoidable obligation to pay the agent a commission (i.e., an incremental cost incurred as a result of obtaining a contract with a customer) that we will recover over the contract term.

Conclusion (9-3) – We determined that the commissions paid on renewal of a contract are not commensurate with the initial commissions paid. In this determination, we concluded that a renewal contract is treated as a new contract, where the commissions paid would not have been incurred if the contract had not been obtained and which are amortized over the renewal contract term.

Comment (9-4) – What is the nature of direct mail cost and why such cost is considered a cost to obtain a contract:

The nature of the direct mail cost incurred relate to the costs incurred to mail the customer a subscription renewal agreement, where we use a subcontracted third party. ASC 340-40 addresses the accounting for costs to obtain a contract, where it states: (1) an entity shall recognize as an asset the incremental costs of obtaining a contract with a customer if the entity expects to recover those costs; and (2) incremental costs of obtaining a contract are those costs that an entity incurs to obtain a contract with a customer that it would not have incurred if the contract had not been obtained (refer to ASC 340-40-25-1 through 25-2).

Under ASC 340-40, we capitalize the direct mail cost only if we expect to recover those costs. In the determination if we expect to recover the costs, we determined they are reimbursable through the expected margin included in the subscription contract.

Conclusion (9-4) – We determined that the subcontracted third-party direct mail costs are costs to obtain a contract under the criteria in ASC 340-40.

Please direct your questions or comments to Jeffrey Berg, of Baker & Hostetler who is representing the Company in this securities matter at 310-442-8850. Thank you for your assistance.

Very truly yours,

THE ARENA GROUP HOLDINGS, INC.

/s/ Julie Fenster
Julie Fenster
General Counsel

Cc: Jeffrey Berg